Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-219206
The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated January 10, 2018. GS Finance Corp. $ Digital Index-Linked Notes due guaranteed by The Goldman Sachs Group, Inc.

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be August 23, 2024) is based on the lesser performing of the Dow Jones Industrial Average™, the S&P 500® Index and the Russell 2000® Index as measured from the trade date (expected to be February 16, 2018) to and including the determination date (expected to be August 16, 2024).
If the final level of each index on the determination date is greater than or equal to 70% of its initial level (set on the trade date), you will receive the maximum settlement amount of $1,590 for each $1,000 face amount of your notes. If the final level of any index is less than 70% of its initial level, the return on your notes will be negative.
The amount that you will be paid on your note at maturity is based on the performance of the lesser performing index (the index with the lowest index return). The index return for each index is the percentage increase or decrease in the final level of such index from its initial level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:
•	if the index return of each index is greater than or equal to -30% (the final level of each index is greater than or equal to 70% of its initial level), the maximum settlement amount; or
•
if the index return of any index is less than -30% (the final level of any index is less than 70% of its initial level), the sum of (i) $1,000 plus (ii) the product of (a) the lesser performing index return times (b) $1,000. You will receive less than 70% of the face amount of your note.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-10.
The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $950 and $990 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.
Original issue date:	expected to be February 26, 2018	Original issue price:	100% of the face amount
Underwriting discount:	% of the face amount[1]	Net proceeds to the issuer:	% of the face amount
1 In addition to the      %, the underwriting discount paid by us also includes a structuring fee of      % and a marketing fee of       %, in each case, of the face amount. See “Summary Information — Key Terms — Supplemental plan of distribution; conflicts of interest” on page PS-4.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC
Pricing Supplement No.   dated          , 2018.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes
The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is expected to be between $950 and $990 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $     per $1,000 face amount).

Prior to                 , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through
                ). On and after               , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
•            General terms supplement no. 1,734 dated July 10, 2017
•            Prospectus supplement dated July 10, 2017
•            Prospectus dated July 10, 2017
The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 10, 2017, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated July 10, 2017, for Medium-Term Notes, Series E, and references to the “accompanying general terms supplement no. 1,734” mean the accompanying general terms supplement no. 1,734, dated July 10, 2017, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.
This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-16 of the accompanying general terms supplement no. 1,734. Please note that certain features, described in the accompanying general terms supplement no. 1,734 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying general terms supplement no. 1,734.

Key Terms
Issuer: GS Finance Corp.
Guarantor: The Goldman Sachs Group, Inc.
Underliers: the Dow Jones Industrial Average™ (Bloomberg symbol, “INDU Index”), as published by S&P Dow Jones Indices LLC, the S&P 500® Index (Bloomberg symbol, “SPX Index”), as published by S&P Dow Jones Indices LLC, and the Russell 2000® Index (Bloomberg symbol, “RTY Index”), as published by FTSE Russell; see “The Underliers” on page PS-14
Specified currency: U.S. dollars (“$”)
Face amount: each note will have a face amount equal to $1,000; $     in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement
Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated threshold level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-12 of this pricing supplement.
Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underliers, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-20 of this pricing supplement. Pursuant to this approach, it is the opinion of Sidley Austin llp that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes

Cash settlement amount: for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:
•	if the final underlier level of each underlier is greater than or equal to its threshold level, the maximum settlement amount; or
•
if the final underlier level of any underlier is less than its threshold level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the lesser performing underlier return. You will receive less than 70% of the face amount of your note.

Initial underlier level (to be set on the trade date): with respect to each underlier, the closing level of such underlier on the trade date
Final underlier level: with respect to each underlier, the closing level of such underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-23 of the accompanying general terms supplement no. 1,734 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-27 of the accompanying general terms supplement no. 1,734
Lesser performing underlier return: the underlier return of the lesser performing underlier
Lesser performing underlier: the underlier with the lowest underlier return
Underlier return: with respect to each underlier, the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Threshold level: with respect to each underlier, 70% of its initial underlier level
Maximum settlement amount: $1,590
Trade date: expected to be February 16, 2018
Original issue date (settlement date) (to be set on the trade date): expected to be February 26, 2018
Determination date (to be set on the trade date): expected to be August 16, 2024, subject to adjustment as described under “Supplemental Terms of the Notes —Determination Date” on page S-17 of the accompanying general terms supplement no. 1,734
Stated maturity date (to be set on the trade date): expected to be August 23, 2024, subject to adjustment as described under "Supplemental Terms of the Notes — Stated Maturity Date” on page S-16 of the accompanying general terms supplement no. 1,734
No interest: the offered notes will not bear interest
No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption: the offered notes will not be subject to redemption right or price dependent redemption right
Closing level: with respect to each underlier on any trading day, as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-31 of the accompanying general terms supplement no. 1,734
Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-30 of the accompanying general terms supplement no. 1,734
Trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-31 of the accompanying general terms supplement no. 1,734
Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-94 of the accompanying general terms supplement no. 1,734
ERISA: as described under “Employee Retirement Income Security Act” on page S-95 of the accompanying general terms supplement no. 1,734
Supplemental plan of distribution; conflicts of interest: as described under “Supplemental Plan of Distribution” on page S-96 of the accompanying general terms supplement no. 1,734 and “Plan of Distribution — Conflicts of Interest” on page 121 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $    .

GS Finance Corp. expects to agree to sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. expects to agree to purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of        % of the face amount. In addition to the concession, any such securities dealer will receive from us a structuring fee of        % of the face amount of each such note.
GS&Co. has engaged Incapital LLC to provide certain marketing services from time to time relating to notes of this series. Incapital LLC will receive a fee of         % of the face amount of each note offered hereby from us in connection with such service.
GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.
We expect to deliver the notes against payment therefor in New York, New York on February 26, 2018, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes are expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.
We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.
Calculation agent: GS&Co.
CUSIP no.: 40055AFE2
ISIN no.: US40055AFE29
FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES
The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical closing levels of the underliers on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.
The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the closing level of any underlier will be on any day throughout the life of your notes and what the closing level of the lesser performing underlier will be on the determination date. The underliers have been highly volatile in the past — meaning that the underlier levels have changed substantially in relatively short periods — and their performance cannot be predicted for any future period.
The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your
Notes” on page PS-10 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.
Key Terms and Assumptions
Face amount	$1,000
Threshold level	with respect to each underlier, 70% of its initial underlier level
Maximum settlement amount	$1,590
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the applicable underlier sponsor calculates any underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date
Moreover, we have not yet set the initial underlier levels that will serve as the baseline for determining the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier levels may differ substantially from the underlier levels prior to the trade date. They may also differ substantially from the underlier levels at the time you purchase your notes.
For these reasons, the actual performance of the underliers over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the underlier levels during recent periods, see “The Underliers — Historical Closing Levels of the Underliers” on page PS-16. Before investing in the notes, you should consult publicly available information to determine the underlier levels between the date of this pricing supplement and the date of your purchase of the notes.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier (expressed as a percentage of the initial underlier level of the lesser performing underlier), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier (expressed as a percentage of the initial underlier level of the lesser performing underlier) and the assumptions noted above.

Hypothetical Final Underlier Level of the Lesser Performing Underlier	Hypothetical Cash Settlement Amount
(as Percentage of Initial Underlier Level)	(as Percentage of Face Amount)
200.000%	159.000%
170.000%	159.000%
130.000%	159.000%
120.000%	159.000%
110.000%	159.000%
100.000%	159.000%
90.000%	159.000%
70.000%	159.000%
69.999%	69.999%
60.000%	60.000%
50.000%	50.000%
40.000%	40.000%
30.000%	30.000%
20.000%	20.000%
10.000%	10.000%
0.000%	0.000%

If, for example, the final underlier level of the lesser performing underlier were determined to be 20.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 20.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 80.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If, for example, the final underlier level of the lesser performing underlier were determined to be 200.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be the maximum settlement amount, or 159.000% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level of the lesser performing underlier over 70.000% of its initial underlier level.
The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level of the lesser performing underlier were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final underlier levels of the lesser performing underlier are expressed as percentages of its initial underlier level. The chart shows that any hypothetical final underlier level of the lesser performing underlier of less than 70.000% (the section left of the 70.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal. The chart also shows that any hypothetical final underlier level of the lesser performing underlier of greater than or equal to 70.000% (the section right of the 70.000% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-3 of the accompanying general terms supplement no. 1,734.
Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier levels or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing levels of the underliers and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier levels, which we will set on the trade date, and the actual final underlier levels determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 1,734. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 1,734. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., with respect to an underlier to which your notes are linked, the stocks comprising such underlier. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.
In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-3 of the accompanying general terms supplement no. 1,734.
The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.
In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).
Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.
There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.
The Underwriting Discount and Commissions, Including the Structuring Fee and Marketing Fee, and Other Expenses, Result in Less Favorable Economic Terms of the Notes and Could Adversely Affect Any Secondary Market Price for the Notes
The economic terms of the notes, as well as the difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price, take into consideration, among other expenses, the underwriting discount and commissions, including the structuring fee and marketing fee, paid in connection with the notes. Therefore, the economic terms of the notes are less favorable to you than they would have been if these expenses had not been paid or had been lower. Further, the price, if any, at which GS&Co. will buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do) at any time will reflect, among other things, the economic terms of the notes. Therefore, the secondary market price for the notes could also be adversely affected by the underwriting discount and commissions, including the structuring fee and marketing fee, and other expenses paid in connection with the notes. See “The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” above.
The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
Although the return on the notes will be based on the performance of each underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 42 of the accompanying prospectus.
You May Lose Your Entire Investment in the Notes
You can lose your entire investment in the notes. The cash settlement amount on your notes, if any, on the stated maturity date will be based on the performance of the lesser performing of the Dow Jones Industrial Average™, the S&P 500® Index and the Russell 2000® Index as measured from their initial underlier levels set on the trade date to their closing levels on the determination date. If the final underlier level of any underlier is less than its threshold level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) $1,000 times (ii) the lesser performing underlier return. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.
Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underliers at Any Time Other than the Determination Date
The final underlier level of each underlier will be based on the closing level of such underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of one underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop.  Although the actual closing levels of the underliers on the stated maturity date or at other times during the life of your notes may be higher than the closing levels of the underlier on the determination date, you will not benefit from the closing levels of the underliers at any time other than on the determination date.
The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier
The cash settlement amount will be based on the lesser performing underlier without regard to the performance of the other underlier. As a result, you could lose all or some of your initial investment if the lesser performing underlier return is negative, even if there is an increase in the level of the other underlier. This could be the case even if the other underlier increased by an amount greater than the decrease in the lesser performing underlier.
The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level of the Lesser Performing Underlier
If the final underlier level of the lesser performing underlier is less than its threshold level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 30% drop between the initial underlier level and the final underlier level of the lesser performing underlier will not result in a loss of principal on the notes, a decrease in the final underlier level of the lesser performing underlier to less than 70% of its initial underlier level will result in a loss of a significant portion of your investment in the notes despite only a small change in the underlier level of the lesser performing underlier.
Your Notes Will Not Bear Interest
You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.
The Potential for the Value of Your Notes to Increase Will Be Limited
Your ability to participate in any change in the value of any underlier over the life of your notes will be limited because of the maximum settlement amount.  The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of any underlier may rise beyond its initial underlier level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in any underlier.
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected
The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the threshold level and the maximum settlement amount on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the maximum settlement amount will permit a lower positive return on your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, if the final underlier level of the lesser performing underlier is less than its threshold level, you will incur a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights of a holder of the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.
Your Notes May Not Have an Active Trading Market
Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.
We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.
The Tax Consequences of an Investment in Your Notes Are Uncertain
The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.
The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-20 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities
Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIERS
The Dow Jones Industrial Average™
The Dow Jones Industrial Average™, which we refer to as the DJIA®, is a price-weighted index composed of 30 blue chip companies selected at the discretion of an Averages Committee comprised of three representatives of S&P Dow Jones Indices and two representatives of The Wall Street Journal. The DJIA® is sponsored by S&P Dow Jones Indices LLC, which we refer to as Dow Jones Indices. The Averages Committee selects the underlier components as the largest and leading stocks of the sectors that are representative of the U.S. equity market. The underlier does not include producers of goods and services in the transportation and utilities industries. The DJIA® is reported by Bloomberg under the ticker symbol "INDU <Index>". Dow Jones Indices is under no obligation to continue to publish the DJIA® and may discontinue publication of the DJIA® at any time.
The top ten constituent stocks of the DJIA as of December 27, 2017, by weight, are: The Boeing Company (8.22%), The Goldman Sachs Group, Inc. (7.11%), 3M Company (6.56%), UnitedHealth Group Inc. (6.13%), The Home Depot, Inc. (5.29%), McDonald´s Corporation (4.80%), Apple Inc. (4.74%), Caterpillar Inc. (4.38%), International Business Machines Corporation (4.26%) and Johnson & Johnson (3.91%). The 30 common stocks included in the DJIA include nine sectors based on the ten industries defined by the Industry Classification Benchmark. As of December 27, 2017, the Industry Classification Benchmark sectors include (with the number of percentage currently included in such sectors indicated in parentheses): Basic Materials (1.99%), Consumer Goods (5.59%), Consumer Services (15.84%), Financials (19.76%), Health Care (12.61%), Industrials (23.19%), Oil & Gas (5.82%), Technology (13.73%) and Telecommunications (1.48%). Constituent weightings and sector allocations may be found at djindexes.com/mdsidx/downloads/fact_info/Dow_Jones_Industrial_Average_Fact_Sheet.pdf under “Top Components” and “Sector Allocation,” respectively. We are not incorporating by reference the website or any material it includes in this pricing supplement. Sector designations are determined by the underlier sponsor, or by the sponsor of the classification system, using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.
The above information supplements the description of the underlier found in the accompanying general terms supplement no. 1,734. This information was derived from information prepared by the underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the underlier sponsor's website due to subsequent corporation actions or other activity relating to a particular stock.  For more details about the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see "The Underliers — The Dow Jones Industrial Average™” on page S-87 of the accompanying general terms supplement no. 1,734.
S&P is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones®, DJIA®, The Dow® and Dow Jones Industrial Average™ are trademarks of Dow Jones Trademark Holdings LLC (“Dow Jones”).  The trademarks have been licensed to S&P Dow Jones Indices LLC and its affiliates and have been sublicensed for certain purposes by GS Finance Corp.  The “Dow Jones Industrial Average™” is a product of S&P Dow Jones Indices LLC and/or its affiliates, and has been licensed for use by GS Finance Corp.  The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones®, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the owners of the notes or any members of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Dow Jones Industrial Average™ to track general market performance.
The S&P 500® Index
The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by S&P Dow Jones Indices LLC.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the S&P 500® Index. Constituents of the S&P 500® Index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the S&P 500® Index. If a constituent company of the S&P 500® Index reorganizes into a multiple share class line structure, that company will remain in the S&P 500® Index at the discretion of the S&P Index Committee in order to minimize turnover. Also as of July 31, 2017, the criteria employed by S&P for purposes of making additions to the S&P 500® Index were changed as follows:
●
with respect to the “U.S. company” criterion, (i) the IEX was added as an “eligible exchange” for the primary listing of the relevant company’s common stock and (ii) the former “corporate governance structure consistent with U.S. practice” requirement was removed; and

●
with respect to constituents of the S&P MidCap 400® Index and the S&P SmallCap 600® Index that are being considered for addition to the S&P 500® Index, the financial viability, public float and/or liquidity eligibility criteria no longer need to be met if the S&P Index Committee decides that such an addition will enhance the representativeness of the S&P 500® Index as a market benchmark.

As of December 18, 2017, the 500 companies included in the S&P 500® Index were divided into eleven Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (12.15%), Consumer Staples (8.15%), Energy (5.80%), Financials (14.70%), Health Care (13.94%), Industrials (10.06%), Information Technology (24.17%), Materials (2.95%), Real Estate (2.91%), Telecommunication Services (2.05%) and Utilities (3.02%). (Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.) S&P and MSCI, Inc. have announced that the Global Industry Classification Sector structure is expected to be updated after the close of business on September 28, 2018. Among other things, the update is expected to broaden the current Telecommunications Services sector and rename it the Communication Services sector. The renamed sector is expected to include the existing telecommunication companies, as well as companies selected from the Consumer Discretionary sector currently classified under the Media Industry group and the Internet & Direct Marketing Retail sub-industry, along with select companies currently classified in the Information Technology sector. Further, companies that operate online marketplaces for consumer products and services are expected to be included under the Internet & Direct Marketing sub-industry of the Consumer Discretionary sector, regardless of whether they hold inventory.
The above information supplements the description of the S&P 500® Index found in the accompanying general terms supplement no. 1,734. This information was derived from information prepared by the underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the underlier sponsor’s website due to subsequent corporate actions or other activity relating to a particular stock. For more details about the S&P 500® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers - S&P 500® Index” on page S-40 of the accompanying general terms supplement no. 1,734.
The S&P 500® Index is a product of S&P Dow Jones Indices LLC, and has been licensed for use by GS Finance Corp. (“Goldman”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Goldman. Goldman’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates and neither S&P Dow Jones Indices LLC, Dow Jones, Standard & Poor’s Financial Services LLC or any of their respective affiliates make any representation regarding the advisability of investing in such notes.
The Russell 2000® Index
The Russell 2000® Index measures the composite price performance of stocks of 2,000 companies incorporated in the U.S., its territories and certain “benefit-driven incorporation countries.”

As of January 2, 2018, the 2,000 companies included in the Russell 2000® Index were divided into nine Russell Global Sectors. The Russell Global Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (13.84%), Consumer Staples (2.36%), Financial Services (24.86%), Health Care (15.27%), Materials & Processing (7.55%), Other Energy (3.86%), Producer Durables (14.07%), Technology (13.81%) and Utilities (4.39%). (Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)
In addition to the exclusions discussed under “Exclusions from the Russell 2000® Index” on page S-62 of the accompanying general terms supplement no. 1,734, a company with 5% or less of its voting rights in the hands of unrestricted shareholders is no longer eligible for inclusion in the Russell 2000® Index. Existing constituents of the Russell 2000® Index that do not currently have more than 5% of the company’s voting rights in the hands of unrestricted shareholders have until the September 2022 review to meet this requirement.
The above information supplements the description of the Russell 2000® Index found in the accompanying general terms supplement no. 1,734. This information was derived from information prepared by the underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the underlier sponsor's website due to subsequent corporate actions or other activity relating to a particular stock.  For more details about the Russell 2000® Index, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — Russell 2000® Index” on page S-61 of the accompanying general terms supplement no. 1,734.
The Russell 2000® Index is a trademark of FTSE Russell (“Russell”) and has been licensed for use by GS Finance Corp. The notes are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.
Historical Closing Levels of the Underliers
The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of any underlier during the period shown below is not an indication that such underlier is more or less likely to increase or decrease at any time during the life of your notes.
You should not take the historical closing levels of an underlier as an indication of the future performance of an underlier. We cannot give you any assurance that the future performance of any underlier or the underlier stocks will result in you receiving the outstanding face amount of your notes on the stated maturity date.
Neither we nor any of our affiliates make any representation to you as to the performance of the underliers. Before investing in the offered notes, you should consult publicly available information to determine the relevant underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of an underlier over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical levels shown below.
The graphs below show the daily historical closing levels of each underlier from January 8, 2008 through January 8, 2018. We obtained the levels in the graphs below from Bloomberg Financial Services, without independent verification. Although the official closing levels of the Russell 2000® Index are published to six decimal places by the underlier sponsor, Bloomberg Financial Services reports the levels of the Russell 2000® Index to fewer decimal places.

Historical Performance of the Dow Jones Industrial Average™

Historical Performance of the S&P 500® Index

Historical Performance of the Russell 2000® Index

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.
The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin llp that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.
This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a tax exempt organization;
•	a partnership;
•	a regulated investment company;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders
This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:
•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the underliers. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.
Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.
If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, capital loss.
If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.
It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.
It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of any possible alternative characterizations of your notes for U.S. federal income tax purposes.
Possible Change in Law
On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes, including whether holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment and the value of your notes.
Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.
It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.
Backup Withholding and Information Reporting
Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting—United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.
United States Alien Holders
This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:
•	a nonresident alien individual;
•	a foreign corporation; or
•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.
You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Alien Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.
As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their tax advisors in this regard.
Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.
In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the stocks included in the underliers during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2019, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017.  In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations).  We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules.  In certain limited circumstances, however, you should be aware that it is possible for United States alien holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required.  You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding
Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying general terms supplement no. 1,734, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying general terms supplement no. 1,734, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying general terms supplement no. 1,734, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Summary Information	PS-3
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-10
The Underliers	PS-14
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-20

General Terms Supplement No. 1,734 dated July 10, 2017

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-16
The Underliers	S-36
S&P 500® Index	S-40
MSCI Indices	S-46
Hang Seng China Enterprises Index	S-55
Russell 2000® Index	S-61
FTSE® 100 Index	S-69
EURO STOXX 50® Index	S-75
TOPIX	S-82
The Dow Jones Industrial AverageTM	S-87
The iShares® MSCI Emerging Markets ETF	S-91
Use of Proceeds	S-94
Hedging	S-94
Employee Retirement Income Security Act	S-95
Supplemental Plan of Distribution	S-96
Conflicts of Interest	S-96

Prospectus Supplement dated July 10, 2017

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-15
United States Taxation	S-18
Employee Retirement Income Security Act	S-19
Supplemental Plan of Distribution	S-20
Validity of the Notes and Guarantees	S-21

Prospectus dated July 10, 2017

Available Information	2
Prospectus Summary	4
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	8
Use of Proceeds	11
Description of Debt Securities We May Offer	12
Description of Warrants We May Offer	45
Description of Units We May Offer	60
GS Finance Corp.	65
Legal Ownership and Book-Entry Issuance	67
Considerations Relating to Floating Rate Debt Securities	72
Considerations Relating to Indexed Securities	73
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	74
United States Taxation	77
Plan of Distribution	92
Conflicts of Interest	94
Employee Retirement Income Security Act	95
Validity of the Securities and Guarantees	95
Experts	96
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	96
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	96

$

GS Finance Corp.

Digital Index-Linked Notes due

guaranteed by
The Goldman Sachs
Group, Inc.

Goldman Sachs & Co. LLC